January 29, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:         FICAAR, INC.

Registration Statement on Form 10-12G/A

Filed November 6, 2018

File No. 000-33467

Dear Sir or Madam:

Please see below our responses to your letter dated November 15, 2018:

Business, page 1

Comment 1. Form 10-12G/A filed November 6, 2018 General 1. We note your response to our prior comment 2. We continue to believe, based on your minimal operations and minimal assets, that you are a shell company. We note in this regard that you do not identify any concrete activities of the company beyond preparatory activities, and that it appears from your response that there has been no concrete progress in the implementation of your business plan since your original filing in January 2018. Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Refer to Exchange Act Rule 12b-2. Discuss the resale limitations of Rule 144(i) in the filing.

Response 1. The Company respectfully disagrees and notes that the definition of a shell company is not that it has “minimal operations and minimal assets” but rather than it has no or “nominal assets or operations.”

Management of the Company is and has been in the process of identifying properties for purchase initially in, Colorado, Washington and California. These projects include the purchase of existing, currently operating facilities, as well as proposed new construction projects. Management of the Company has worked, with the assistance of our consultants, cannabis industry experts, and has developed specific criteria in terms of the suitability of existing structures as well as plans for new constructions projects.

More importantly with the assistance of our consultants, we have developed a fully scalable design model centered around maximizing yields and meeting the needs of cannabis cultivators which will be our tenants. The fully scalable plan that we have developed includes:

•	maximizing yields by properly implementing cutting edge technology that will maintain an ideal controlled environment for our tenant cultivators.
•	each tenant space (within our facility) will be a full-scale commercial cultivating facility with bay door access, adequate flowering, vegetative growth and propagating space including but not limited to access to large areas for harvesting and state of the art curing chambers.
•	our security will be on premise 24 hours per day. An IT camera system will be operational monitoring the inside and outside of the facility. Also affording our tenants to view and monitor their crops remotely
•	an advanced controlled environment that is protected from the outside environment. Specialized HVAC systems will maintain a constant temperature, humidity, airflow and CO2 with precise controls.
•	High intensity discharge lighting systems will provide the ideal environment for growing.
•	An integrated irrigation system can be modified to each tenant’s specifications and requirements.
•	solar power system in order to be more cost efficient and provide less of a carbon footprint.

Management is currently seeking to identify a suitable warehouse building in the county of Los Angeles, California to “test” the business model. The ideal location will have 10,000 square foot in an area properly zoned for cannabis cultivation. Management estimates that such a location may cost approximately $3,000,000 to purchase and such properties may be available for lease. Management expects to locate a suitable location during the fiscal quarter ending March 31, 2019 via purchase or lease.

Management and the Company’s consultants have been engaged in discussions with building owners, and real estate persons with respect to the company’s initial location. In addition, Management and the Company’s consultants have been engaged in discussion with private debt lenders with respect to the financing of the initial building locations (purchase or lease); as well as the current lender to the company who has expressed interest. Although no agreements or commitments for such funding have been offered, Management believes that it will be able to obtain financing of the initial property

In this case, the Company does not meet the definition of a “shell company” under Rule 144, as it has more than

1.   Nominal operations;

2.   Assets consisting solely of cash and cash equivalents; or

3.   Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Black’s Law Dictionary defines “nominal” as

…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…

Footnote 172 to SEC Release No. 33-3369 (which was the release that accompanied the final amendments to Rule 144) provides that the amendments, which prohibited the use of Rule 144 to those securities issued by a shell company, were not intended to capture a “start-up” company or a company with limited operating history that was at the early stages of development. This footnote was intended to address the concerns of several comments to Release No. 3-8869 that defined a shell company, and the primary concern was that the definition of a shell company was too broad as it would capture and include almost every company in its early stages of development or in the start-up phase of operations. Footnote 172 addressed these concerns in providing that a “start-up company” is excluded from the definition of a shell company as “such a company does not meet the condition of having no or nominal operations”.

Considering that the Company is a “development stage company”, the scope of its operations has been constrained at certain times by its capital resources, but nevertheless, its operational efforts are ongoing and have been detailed in the Form 10. At no time have such operations been “not real” or “existing in name only” and such operations continue today.

Therefore, based on and subject to the foregoing, the Company is not now a shell company.

Sincerely,

/s/ Dawn Cames

Dawn Cames, CEO